Exhibit 22.1

Each of the subsidiaries of TPG Inc. (the “Company”) listed below is a guarantor of the 5.875% Senior Notes due 2034 and 6.950% Fixed-Rate Junior Subordinated Notes due 2064 (collectively, the “Notes”) issued by TPG Operating Group II, L.P., a Delaware limited partnership and subsidiary of the Company. In addition to the subsidiaries listed below, the Company is also a guarantor of the Notes.

Subsidiary Guarantor	Jurisdiction of Organization
TPG Operating Group I, L.P.	Delaware
TPG Operating Group III, L.P.	Delaware
TPG Holdings II Sub, L.P.	Delaware